December 29, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Mark Rakip and Shannon Menjivar

Re:	Alexandria Real Estate Equities, Inc. Form 10-K for the fiscal year ended December 31, 2020 Form 10-Q for the quarterly period ended September 30, 2021 File No. 001-12993

To Whom It May Concern:

On behalf of Alexandria Real Estate Equities, Inc. (the “Company”), we submit this response to a comment from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 15, 2021 (the “Letter”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2020 and Form 10-Q for the quarterly period ended September 30, 2021 (“2021 10-Q”).

For your convenience, the Staff’s comment contained in the Letter is reprinted below in italics followed by the Company’s response. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to those in the 2021 10-Q and any capitalized terms used but not defined herein have the same meaning as contained in the 2021 10-Q.

Form 10-Q for the quarterly period ended September 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP measures and definitions, page 101

1.	We note your presentation of Revenue, as adjusted for use in the calculation of Adjusted EBITDA Margin, and that such non-GAAP measure includes an adjustment for the expense line item impairment of non-relate estate investments, as well as adjustments for amounts for select realized gains on non-real estate investments not classified as Revenue within your Statements of Operations. Please address the following:

•	Tell us how you determined Revenue to be considered the most directly comparable GAAP measure, given you adjust for an expense-related line item, as well as for certain realized gains that are a component of investment income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K;

•	Tell us how you selected the "significant" realized gains to be excluded from your calculation of the non-GAAP measure Revenues, as adjusted;

•	Tell us how you determined that you have not presented an individually tailored measure given the adjustments referenced above; refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

U.S. Securities and Exchange Commission
December 29, 2021
Page Two

Response

The Company believes that its presentation of Adjusted EBITDA margin and its components complies with the Staff’s rules and guidance regarding non-GAAP financial measures and that Revenue, as adjusted, which was used for the purpose of calculating Adjusted EBITDA margin, does not involve an individually tailored measure. However, the Company confirms to the Staff that, in future periodic reports, the Company will discontinue adjusting its Revenues from the statement of operations when calculating Adjusted EBITDA margin.

As detailed in the table below, the impact of the Company’s revenue adjustments on Adjusted EBITDA margins reported since the beginning of 2019 was not significant (3% or less) and had generally resulted in disclosure of lower Adjusted EBITDA margins:

Alexandria Real Estate Equities, Inc.

Adjusted EBITDA Margin

	Nine Months Ended	Year Ended December 31,
	September 30, 2021	2020	2019
As reported	69%	68%	69%
Prospective presentation	72%	68%	71%

The following background is presented to assist in answering the questions contained in the Staff’s comments.

The Company presents Adjusted EBITDA margin because the Company believes that this supplemental performance measure provides investors with additional useful information regarding the profitability of the Company’s operating activities. This measure allows investors to evaluate the Company’s performance from period to period on a consistent basis without having to account for differences recognized because of investing and financing decisions related to the Company’s real estate and non-real estate investments, capital structure, capital market transactions, and variances resulting from the volatility of market conditions outside of the Company’s control.

Consistent with financial margin profitability measures, the Company’s calculation of the Adjusted EBITDA margin represents the quotient of Adjusted EBITDA (the numerator) and the revenues that generated the earnings (the denominator). The Company determined that Revenues, as presented in the Company’s statement of operations, is the most directly comparable GAAP measure to reconcile the denominator in our margin calculation, Revenue, as adjusted.

U.S. Securities and Exchange Commission
December 29, 2021
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The Company’s Adjusted EBITDA includes income from rentals and other income classified as Revenue, as well as the realized gains or losses related to the Company’s non-real estate investments classified as investment income, and excluded from total revenues, in the Company’s statements of operations. As a result, when presenting the denominator for the Adjusted EBITDA margin calculation, the Company used the Revenue from its statements of operations plus the realized investment gains or losses to present a more precise margin calculation, by making the numerator and denominator reflect the same components of rental operations and investment activity. The computation of Revenues, as adjusted, was provided exclusively for the purpose of computing Adjusted EBITDA margin and was not intended to be a separate operating measure.

As noted by the Staff, one of the adjustments made by the Company to the Adjusted EBITDA and Revenues, as adjusted, for purposes of calculating its Adjusted EBITDA margin has been significant realized gains on the Company’s non-real estate investments. The Company believes that adjusting for the effects of significant gains on the sale of non-real estate investments allows investors to evaluate performance from period to period on a consistent basis without having to account for differences recognized because of investing decisions related to the Company’s non-real estate investments that may not be representative of its operating performance. The Company excludes these transactions that occur from time to time because the Company believes it provided for an Adjusted EBITDA margin calculation that is more comparable across periods. Since the beginning of 2019, the Company excluded significant realized gains on non-real estate investments, all of which were $15 million or greater per individual investment transaction.

Consistent with the Staff’s guidance, the Company considered the following questions in determining that Revenues, as adjusted is not an individually tailored accounting measure as described in Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations:

1. Does the adjustment shift the measure from an accrual basis of accounting to a cash or modified basis of accounting?

The adjustments to Revenues from the statement of operations that the Company included to calculate Revenues, as adjusted for the purpose of presenting Adjusted EBITDA margin did not shift the measure of revenue from an accrual basis of accounting to a cash or modified basis of accounting. Instead, the Company adjusted Revenues from the statement of operations with other accrual basis amounts contained elsewhere in the Company’s statement of operations.

2. Does the adjustment include transactions that are also reportable in another company’s financial statements?

The adjustments to Revenues from the statement of operations that the Company included to calculate Revenues, as adjusted were not the type of adjustments that the Staff identified in this context, such as presenting adjustments to consolidate financial results for an entity that is accounted for under the equity method, or presenting revenue, gross, as the principal in a transaction when the company is required to report revenue, net, as an agent. Instead, the Company adjusted Revenues from the statement of operations with other consolidated amounts contained elsewhere in the Company’s statement of operations.

U.S. Securities and Exchange Commission
December 29, 2021
Page Four

3. Does the adjustment reflect part, but not all, of an accounting concept?

The adjustments to Revenues from the statement of operations that the Company included to calculate Revenues, as adjusted were not significant to the margin calculation and were not the type of adjustments that the Staff identified in this context, such as adjusting a performance measure for the cash portion of income tax expense but not the noncash portion. Instead, the Company adjusted Revenues from the statement of operations to align the denominator for calculating the Adjusted EBITDA margin with the Company’s calculation of Adjusted EBITDA. These adjustments were not selectively reflecting part, but not all, of any accounting concept.

4. Does the adjustment render the measure inconsistent with the underlying economics or ignore certain aspects of the economics?

The adjustments to Revenues from the statement of operations that the Company included to calculate Revenues, as adjusted were not the type of adjustments that the Staff identified in this context, such as adjusting revenues for sales-type or direct financing leases to account for them as if they were operating leases, thus ignoring the economics of the lease agreements. Instead, the Company adjusted Revenues from the statement of operations for entire transactions as calculated in accordance with Generally Accepted Accounting Principles, which are reflected in our calculation of Adjusted EBITDA without changing the underlying economics or ignoring certain aspects of the economics for the transactions. The adjustments were intended to present a more precise margin calculation, by making the numerator and denominator reflect the same components of rental operations and investment activity.

The Company confirms that in future periodic reports it will discontinue adjusting its Revenues from the statement of operations and use Revenue, as presented in the Company’s statements of operations, as the denominator in the Adjusted EBITDA margin calculation.

*****

U.S. Securities and Exchange Commission
December 29, 2021
Page Five

If you should have any additional questions or comments regarding the filings referenced herein or this letter, please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga

Dean A. Shigenaga

President and Chief Financial Officer

cc:

Joel S. Marcus, Executive Chairman and Founder

Stephen A. Richardson, Co-Chief Executive Officer

Peter M. Moglia, Co-Chief Executive Officer and Co-Chief Investment Officer

David M. Lynn, Esq., Morrison & Foerster LLP

Kenneth Kohler, Esq., Morrison & Foerster LLP

Marc G. Roberts, CPA, Ernst & Young LLP